

Mail Stop 3561

April 17, 2009

Mr. John Leper
Chief Executive Officer
Asia Global Holdings Corp.
601B Tower 1, Cheung Sha Wan Plaza
889 Cheung Sha Wan Road
Kowloon, Hong Kong

> **Re:** **Asia Global Holdings Corp.**
> **Item 4.02 Form 8-K**
> **Filed April 14, 2009**
> **File No. 333-64804**

Dear Mr. Leper:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed April 14, 2009

1. Please tell us the rationale for your conclusion that the subsequent deterioration of customer credit quality described in the second paragraph precludes you from recognizing revenues at the time transactions are completed and estimating the degree of collectability of the related receivables. If there are conditions or circumstances that existed at the time the transactions were completed that preclude you from reasonably estimating the degree of collectability, please

clarify your disclosure to describe those conditions. Refer to paragraph 12 of APB 10 referred to in footnote 6 of SAB Topic 13:A.1.

2.   Please disclose whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer(s), discussed with your independent accountant the matters disclosed in the filing. Refer to Item 4.02(a)(3) of Form 8-K.

3.   When you file the amendment to Form 10-Q for the quarterly period ended September 30, 2008, please describe the effect of the restatement on your officers' conclusions regarding the effectiveness of your disclosure controls and procedures as of September 30, 2008. See Item 307 of Regulation S-K. If the officers' conclude that your disclosure controls and procedures are effective, despite the restatement, describe the basis for the officers' conclusions.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3336. In my absence, you may direct your questions to William Thompson, Branch Chief, at (202) 551-3344.

Sincerely,

Adam Phippen
Staff Accountant